ROBERT BRANTL, ESQ.

52 Mulligan Lane

Irvington, NY 10533

914-693-3026

914-693-1807 (fax)

March 19, 2007

VIA EDGAR

April Sifford

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:    Prospero Minerals Corp.

Item 4.02; Form 8-K/A

Filed July 14, 2006

Comment Letter Dated March 14, 2007

File No. 0-50429

Dear Ms. Sifford:

I am counsel for Prospero Minerals Corp.  I am writing in response to the Staff’s comment letter to Darvie Fenison dated March 14, 2007.

As suggested in the Staff’s letter, Prospero Minerals is today filing a Current Report on Form 8-K reporting under Item 4.02(a) the events described in my letter dated March 7, 2007 as well as certain more recent related events.

Sincerely,

/s/ Robert Brantl

Robert Brantl

RB:rk